Exhibit 99.7

Nevada Geothermal Power Inc.

PFIC ANNUAL INFORMATION STATEMENT

COMPANY’S TAXABLE YEAR:

July 1, 2008 to June 30, 2009

Nevada Geothermal Power Inc. (NGP.v) (hereinafter the “Company”), has permitted ___________________________________________________________________,

(hereinafter individually and collectively the “Shareholder”) to examine the books of account, records, and other document of the Company for the Shareholder to calculate the amounts of Company’s ordinary earnings and net capital gain according to US federal income tax accounting principles and to calculate Shareholder’s pro rata shares of Company’s ordinary earnings and net capital gain.

There was no cash or other property distributed or deemed distributed to Shareholder during the taxable year of Company to which this PFIC Annual Information Statement pertains.

Company will permit Shareholder to inspect and copy Company’s permanent books of account, records and such other documents as may be maintained by Company to establish that Company’s ordinary earnings and net capital gain are computed in accordance with US income tax principles or can be adjusted thereto by Shareholder, and to verify these amounts and Shareholders pro rat share thereof.

All information and representation of Company include the combined information and representations of Company and all lower-tier subsidiaries that also quality as PFICs.

It is a condition of the release to Shareholder that all information will be treated as confidential information not to be released to any party without the consent of Company, other than as required by law, and is not to be used by Shareholder for any purpose other than for the purposes described in this PFIC Annual Information Statement.

For Nevada Geothermal Power Inc.:

_____________________________________

______________

Signature

Dated

Title

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